Exhibit 2.1

Amendment No. 1 to
Agreement and Plan of Merger

This Amendment No. 1 (this “Amendment”) to the Agreement and Plan of Merger, dated March 3, 2021, by and among Logiq, Inc., a Delaware corporation (“Logiq”), RAI Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Logiq (“Merger Sub”), Rebel AI, Inc., a Delaware corporation (the “Rebel”), and Emmanuel Puentes, as the Stockholders’ Agent (the “Stockholders’ Agent”, and together with Logiq, Merger Sub, and Rebel, the “Parties”), is made and entered into as of June 30, 2021 (the “Amendment Date”), by and among the parties hereto.

RECITALS

A. WHEREAS, reference is made to that certain Agreement and Plan of Merger, dated March 3, 2021 (the “Agreement”), by and among the Parties;

B. WHEREAS, capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to such terms as set forth in the Agreement;

C. WHEREAS, subject to the terms and conditions of this Amendment, the parties desire to amend certain provisions of the Agreement, namely, to eliminate Schedule A from the Agreement so that the Purchase Price is not reduced by the calculation set forth therein;

NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1.	Amendments to Agreement.

a. Schedule A. Schedule A of the Agreement is hereby deleted and eliminated in its entirety. By deleting Schedule A from the Agreement in its entirety, the parties acknowledge, understand, and agree that the Purchase Price shall no longer be reduced on a dollar-for-dollar basis by way of a reduction of the Cash Consideration (and Gross Cash Consideration) by the Excess Amount with respect to the PPP Loan.

2. Limited Effect. Except as expressly amended and modified by this Amendment, the Agreement shall continue in full force and effect in accordance with its terms. Reference to this Amendment need not be made in the Agreement or any other instrument or document executed in connection therewith or herewith, or in any certificate, letter or communication issued or made pursuant to, or with respect to, the Agreement, any reference in any of such items to the Agreement being sufficient to refer to the Agreement as amended hereby. If there is a conflict between this Amendment and the Agreement or any earlier amendment, the terms of this Amendment will prevail.

3. Governing Law. This Amendment shall be governed by and interpreted and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of laws, rules, or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

4. Counterparts. This Amendment may be executed in counterparts, and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. This Amendment shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have caused this Amendment No. 1 to Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized (or with respect to the Stockholders' Agent, personally), all as of the date first written above.

LOGIQ, INC.

By:	/s/ Tom Furukawa
Name:	Tom Furukawa
Title:	CEO

REBEL AI, INC.		EMMANUEL PUENTES

By:	/s/ Emmanuel Puentes	By:	/s/ Emmanuel Puentes
Name:	Emmanuel Puentes	Name:	Emmanuel Puentes
Title:	CEO	Title:	CEO

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]